UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):       [  ] Form 10-K   [    ] Form 20-F   [    ] Form 11-K  [  X  ] Form 10-Q
                             [      ] Form N-SAR  [   ] Form N-CSR

For Period Ended:   June 30, 2006

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: __________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
_______________________________________________________________________________

PART I - - REGISTRANT INFORMATION

Moscow CableCom Corp.
Full Name of Registrant

Andersen Group, Inc.
Former Name if Applicable

590 Madison Avenue, 38th Floor
Address of Principal Executive Office (Street and Number)

New York, New York 10022
City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or Form N-SAR, or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

X

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Company is unable to file its quarterly report on Form 10-Q for the period ended June 30, 2006 within the prescribed time period, because the Company is in the process of reviewing and evaluating its accounting for deferred income taxes.  In reviewing and evaluating its deferred income tax accounting during the preparation of its June 30, 2006 Form 10-Q, the Company determined that its previous accounting for its valuation allowance relating to deferred income taxes may not have been appropriate.  The Company may not have fully considered the possible utilization of the reversal of certain timing differences that have resulted in recorded deferred tax liabilities prior to establishing a valuation allowance against the deferred tax assets relating to net operating loss carryforwards.  Accordingly, deferred income tax liabilities may have been overstated.  The Company is in the process of quantifying and evaluating its accounting for deferred income taxes and the effect, if any, on prior periods. If such error is considered material to prior periods, the Company expects to file restated financial statements for the affected periods that are determined to contain a material error relating to this matter.  Despite diligent efforts by financial management and personnel, the Company has not been able to fully complete the analysis and review of all accounting and disclosure matters relating to its consolidated financial statements for the six months ended June 30, 2006 without incurring unreasonable effort and expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrew M. O’Shea	(860)	298-0444
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).  [ X ] Yes    [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X ]Yes   [  ]  No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

For the reasons stated in Part III to this Form 12b-25, the Company is still in the process of completing analysis and review of all accounting and disclosure matters relating to its consolidated financial statements for the three months ended June 30 , 2006. Subject to full review of all accounting and disclosure matters, the Company expects to report in its Form 10-Q changes in its results of operations, as outlined below.

      All statements included or incorporated by reference in this Report, other than statements or characterizations of historical fact, are forward-looking statements. Examples of forward-looking statements include, but are not limited to, statements concerning projected reported net revenue, costs and expenses and gross margin for the three months ended June30, 2006, and our accounting estimates, assumptions and judgments utilized in developing the following explanations of anticipated changes in the results of our operations, as we expect them to be reported in our Quarterly Report on Form 10-Q for the period  ended June 30, 2006.  These forward-looking statements are based on our current expectations, estimates and projections about our industry and business, management’s beliefs, and certain assumptions made by us, all of which are subject to change.  These statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Therefore, our actual results could differ materially and adversely from those expressed in any forward-looking statements as a result of various factors, some of which are listed under “Risk Factors” in the Company’s annual report on Form 10-K for the year ended December 31, 2005. These forward-looking statements speak only as of the date of this Report. We undertake no obligation to revise or update publicly any forward-looking statement for any reason, except as otherwise required by law.

The following analysis presents a discussion of the estimated results of operations for the three and six months ended June 30, 2006 in comparison to the results of operations for the three and six month periods ended June 30, 2005.

For the three months ended June 30, 2006, the Company recorded total revenues of $5,216,000 from which it recognized gross margin of $1,186,000, or 22.7% of revenues.  In the second quarter of 2005, the Company recorded total revenues of $2,401,000, from which it recognized gross margin of $777,000, or 32.4% of revenues. For the six months ended June 30, 2006, the Company recorded total revenues of $9,325,000 from which it recognized gross margin of $2,437,000, or 26.1% of revenues.  For the first six months of 2005, the Company had recorded total revenues of $4,632,000, from which it recognized gross margin of $1,520,000, or 32.8% of revenues.  Components of revenue and gross margin are as follows (in thousands):

	Three months ended June 30,			Six months ended June 30,
	2006	2005	Change	2006	2005	Change
Television services	$1,386	$547	153.4%	$2,389	$1,091	119.0%
Internet access services	3,485	1,690	106.2%	6,262	3,239	93.3%
Connection fees and equipment sales	291	112	159.8%	564	208	171.2%
	5,162	2,349	119.8%	9,215	4,538	103.1%
Other revenue	54	52	3.8%	110	94	17.0%

Total revenue	5,216	2,401	117.2%	9,325	4,632	101.3%
Cost of sales	4,030	1,624	148.2%	6,888	3,112	121.3%

Gross margin	$1,186	$777	52.6%	$2,437	$1,520	60.3%

Television and Internet service revenues increased as a result of the continued expansion of the Company’s HFC Network and further progress in gaining subscribers and improving market penetration, as noted in the following table:

	June 30,	December 31,	June 30,	Year-to-date	One-year
	2006	2005	2005	Change	Change

Homes Passed	531,274	325,954	225,631	63.0%	135.5%
Active Subscribers
Terrestrial television	112,840	85,994	72,495	31.2%	55.7%
Cable television	30,450	15,618	6,405	95.0%	375.4%
Internet	58,264	34,600	21,104	62.6%	166.6%

Penetration levels
Terrestrial television	21.2%	26.4%	32.1%
Cable television	5.7%	4.8%	2.8%
Internet	10.6%	10.6%	9.4%

In addition, the Company has been able to improve its average monthly revenue per active subscriber (“ARPU”) for terrestrial services to approximately $1.79 for the quarter ended June 30, 2006 from approximately $1.48 for the second quarter of 2005, and to approximately $1.66 for the six months ended June 30, 2006, as compared to approximately $1.49 for the first six months in 2005 primarily due to tariff increases in 2006.  ARPU for cable television services was $10.52 for the second quarter of 2006 as compared to $11.86 for the comparable period in 2005, and for the six-month period ended June 30, 2006 ARPU for pay television was $11.83 which is the same as the ARPUs realized for the first six months of 2005.  ARPU from Internet access services was $22.04 for the three months ended June 30, 2006 as compared to $27.24 for the three months ended June 30, 2005.  Year-to-date, the Internet ARPU is $22.57 as compared to $28.30 for the first half of 2005.  Increased competitive pricing pressures have resulted in the Company being more aggressive in its offerings to its subscribers and thus ARPUs have declined.

Overall, market penetration for Internet services is relatively constant from December 31, 2005, largely as a result of the accelerated pace of growth in the expansion of the Company’s HFC Network while penetration rates for Pay TV have risen due to relatively low starting penetration levels and aggressive marketing.  In seven selected zones in which the Company has had a presence for an extended period of time and that comprise approximately 32.3% of all homes passed as of June 30, 2006, market penetration levels for Pay TV and Internet grew from 6.0% and 15.7%, respectively, as of December 31, 2005 to 7.9% and 19.6%, respectively, as of June 30, 2006. We believe that these absolute penetration levels and relative growth levels indicate the progress and potential for the delivery of our services.

For the three and six months ended June 30, 2006, the Company recorded $291,000 and $564,000, respectively of connection fees and installation revenue as compared to the $112,000 and $208,000 of such revenues recorded during the three and six months ended June 30, 2005.  The increased revenue relates to the significant increases in the number of new subscribers for our services during these periods. As a result of the expansion of our HFC Network and aggressive marketing, the number of new subscribers for our services has increased over the same period in 2005.  Also, during the prior year, until late June 2005, the Company had temporarily suspended active marketing of its cable television services until it had received subscriber equipment that is compatible with a new digital platform which was installed in the third quarter of 2005.

Cost of sales for the three months ended June 30, 2006 totaled $4,030,000 or 77.3% of total revenue to produce gross margin of $1,186,000.  During the prior year’s second quarter, cost of sales totaled $1,624,000, or 67.6% of revenue.

Cost of sales for the six months ended June 30, 2006 totaled $6,888,000 or 73.9% of total revenue to produce gross margin of $2,437,000.  During the prior year’s first six months, cost of sales totaled $3,112,000, or 67.2% of revenue.  Charges for use of secondary nodes increased by approximately 80.0% over the prior year’s first six months, primarily as a result of an increase in the number of secondary nodes leased.  At June 30, 2006, the Company was leasing 419 secondary nodes from COMCOR as compared to 276 nodes as of June 30, 2005.  Depreciation and amortization expense increased by 144.7% during the six month period due to the continued expansion of the HFC Network, and traffic and content charges for the six month period increased by 118.7% over the prior year amounts due to increased subscriber levels for both television and Internet services. Compensation and benefits increased by 202.6% due to the additional personnel required to support the increased level of new subscriber installations and expanded operations.

Operating expenses totaled $5,696,000 and $10,081,000, respectively, during the three and six months ended June 30, 2006, which represent increases of 90.6% and 86.0% from the $2,989,000 and $5,421,000 of such expenses reported for the three and six months ended June 30, 2005.  Salaries and benefits for the three and six month  periods increased 120.5% and 104.7%, respectively, over prior year levels due to increases in the workforce to support marketing, customer service and administrative functions. In addition, the expensing of stock options as a result of the implementation of SFAS123(R) increased compensation costs by $593,000 during the six months ended June 30, 2006. In addition, the Company increased expenditures relating to advertising, to elicit sales and to promote the Company’s brand name, AKADO, throughout the expanding footprint of the HFC Network.

The Company recognized foreign currency gains of $989,000 and $2,346,000, respectively, for the three and six months ended June 30, 2006. These gains arose primarily from effects on U.S. dollar denominated borrowings, including intercompany borrowings, from the strengthening of the exchange rate of the Russian ruble against the U.S. dollar from 28.7825 rubles to the dollar at December 31, 2005 to 27.0789 rubles to the dollar at June 30, 2006.

In the prior year, the fluctuation in the exchange rates were less pronounced, and resulted in losses of $72,000 and $75,000, respectively, for the three and six months ended June 30, 2005.

Interest expense totaled $948,000 and $1,557,000, respectively, for the three and six months ended June 30, 2006, as compared to the interest expenses of $654,000 and $1,233,000, recorded in the comparable periods in 2005.  Increased interest expense on the outstanding balance of the $28.5 million term loan agreement  withj Renova Media (the “RME Term Loan”) , following the draw down of the final $10 million available under the RME Term Loan in the first quarter of 2006, which was slightly offset by lower outstanding balances on the Company’s 10.5% Subordinated Debentures, accounted for the increase. Interest expense for the three and six months ended June 30, 2006 excludes $720,000 and $1,331,000 respectively, of interest on the RME Term Loan which has been capitalized into construction in progress.  Interest expense for the six months ended June 30, 2006 also includes $131,000 of amortization of the fair value of the extension of the warrants granted to Renova Media in exchange for the waiver of conditions precedent and cash fee to enable the Company to drawdown the final $10 million of the RME Term Loan during the first quarter of 2006.  Interest expense for the three and six months ended June 30, 2005, excludes $67,000 and $102,000, respectively, of interest on the RME Term Loan which has been capitalized into construction in process.

A beneficial conversion charge with a corresponding credit to additional paid-in capital of $10,781,000 was recorded in the first quarter of 2005 relating to the Series B Preferred Stock issued to Renova Media in January 2005. This amount was determined based upon a comparison of the intrinsic value of the Series B Preferred Stock, which was deemed to be equal to the $6.11 per share value of the underlying Common Stock into which it can convert, and the portion of the proceeds of the equity financing which was deemed to be attributable to the Series B Preferred based upon an allocation process. Such beneficial conversion feature charge was limited to the value of the equity proceeds that had been allocated to the Series B Preferred Stock. This allocation process was done in concert with a valuation of the warrants issued to Renova Media.  The amount of the equity proceeds allocated to warrants, when coupled with their $5.00 per share exercise price, exceeded the market value of the underlying Common Stock to be received from their exercise.  Accordingly, no beneficial conversion feature was recognized for warrants.

Moscow CableCom Corp.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2006	By: /s/ Tate Fite
Tate Fite
Chief Financial Officer